United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY

BOARD OF DIRECTORS’ MEETING OF VALE S.A.

On November 06, 2014, at 9:30am, the following effective directors, Messrs. Robson Rocha — President of the meeting, Marcel Juviniano Barros, João Batista Cavaglieri, José Mauro Carneiro da Cunha, Oscar Augusto de Camargo Filho, and the following alternate directors acting as directors, Messrs. Isao Funaki, Luiz Maurício Leuzinger and Laura Bedeschi Rego de Mattos, convened, ordinarily, at the Hilton Hotel Kuala Lumpur, located at Jalan Stesen Sentral, 3, Kuala Lumpur, Malaysia . Also present was Mr. Clovis Torres, General Council of Vale, acting as the Secretary of the meeting. The Board of Directors unanimously resolved on this matter as follows: “MERGER OF MINA DO AZUL AND APOLO — With favorable opinion of the Fiscal Council, as reported by Councilor Aníbal Moreira dos Santos, who participated in the meeting via teleconference, pursuant to Article 163, § 3, of Law 6,404/1976, the Board of Directors approved (i) all acts relating to the merger of Vale Mina do Azul S.A. (“Mina do Azul”) and of Sociedade de Mineração Constelação de Apolo S.A. (“Apolo”) into Vale, including: (i.a) the merger of Mina do Azul and Apolo by Vale, without issuance of new shares, by their book value; (i.b) Protocols and Justifications of Incorporation of Mina do Azul and Apolo by Vale; (i.c) the appointment of the specialized firm, KPMG Independent Auditors, to assess the net equity of Mina do Azul and Apolo; (...) and (iii) the undertaking of all related, connected and/or complementary acts necessary to achieve and conclude the above resolutions.” I certify that the above resolution was taken from the recorded minutes in the Book of Minutes of the Board of Directors’ Meetings of the company.

Rio de Janeiro, November 13, 2014.

Clovis Torres
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: November 17, 2014		Director of Investor Relations